Exhibit 1

Announcement  |  Lisbon  |  3 November 2014

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the material fact disclosed by Oi, S.A., regarding the receipt of a proposal from Altice to purchase PT Portugal operating assets, according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.3.0029520-8
Publicly-Held Company

MATERIAL FACT

Receipt of Proposal to Acquire PT Portugal’s Business

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that, on November 2, 2014, it received a proposal from Altice S.A. for the purchase of certain assets of PT Portugal SGPS, S.A. (“PT Portugal”) related to its activities (“Target Assets”) based on an enterprise value of €7.025 billion, excluding cash and debt.

The enterprise value considers an earn-out payment of €400 million related to future revenue generation as well as €400 million related to free operating cash flow.  The final price is subject to customary adjustments used in the purchase and sale of companies.

The Target Assets do not include PT Portugal’s investments in Africatel GmbH & Co. KG and Timor Telecom S.A., debt of PT Portugal or its investments in Rio Forte Investments S.A. (which are subject to an exchange agreement with Portugal Telecom SGPS, S.A., subject to the approval of the Brazilian Securities Commission (Comissão de Valores Mobiliários-CVM)).

The proposal has already been sent to the Company’s board of directors, which will analyze and decide over its terms.

Oi will maintain its shareholders and the market informed over any material events related to the above proposal.

Rio de Janeiro, November 3, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive and Financial Officer and Investor Relations Officer